Garban Intercapital



03029105

8/5/2003



SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH. D.C. 155 SECTION

FEDERAL EXPRESS

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc - AVS No. 734332 and 720269

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

Garban Intercapital
Harborside Financial Center
1100 Plaza Five
Jersey City, NJ 07311-4996



4 August 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH, D.C.
155 SECTION

Dear Sirs

ICAP plc
AVS No: 734332 and 720269

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR

Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743

www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO **734332**


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH, D.C. 155 SECTION

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	INTERCAPITAL PRIVATE GROUP LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS PER 2	AS PER 2

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
-	-	5,000	0.004%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50p EACH	04.08.03	04.08.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,295,171	1.13%

14. Any additional information	15. Name of contact and telephone number for queries
SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED	KATHRYN DICKINSON 020 7463 4368

16. Name and signature of authorised company official responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification 4 AUGUST 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

INTERCAPITAL

To: The Directors
ICAP plc
(the "Company")

4th August 2003

Dear Sirs

Notification concerning interests in shares

1. We, Intercapital Private Group Limited ("IPGL") of Park House, 16 Finsbury Circus, London EC2M 7PQ, being a shareholder of the Company, hereby give notice to the Company, pursuant to the provisions of Section 198(1) of the Companies Act 1985 (the "Act"), of the event referred to in paragraph 3 below.

2. This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed on us and Mr and Mrs Spencer (who are interested in 42 per cent. of the share capital of IPGL) by, the said Section and arising out of the transactions referred to in paragraph 3 below.

3. On ~~17th June~~ 4th August 2003 pursuant to agreements with a number of minority shareholders in our subsidiary company Intercapital Brokerage Services Limited ("IBS"), we disposed of 5,000 ordinary shares of 50 pence each in the capital of the Company.

4. Immediately following the disposal referred to in paragraph 3 above, we and Mr and Mrs Spencer (in respect of their holding in IPGL only) had a notifiable interest (within the meaning of Section 199(2) of the Act), in 26,404,312 shares of 50 pence each in the capital of the Company, 1,295,171 of which being registered in our name and the balance of 25,109,141 being registered in the name of Incap Netherlands (Holdings) BV.

Yours faithfully



For and on behalf of
Intercapital Private Group Limited
Mr & Mrs M Spencer

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **720269**

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of director
ICAP PLC	MR MICHAEL SPENCER

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

MR M SPENCER AND MRS SPENCER

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

INTERCAPITAL PRIVATE GROUP LIMITED	1,300,171
INCAP NETHERLANDS (HOLDINGS) BV	25,109,141
MICHAEL SPENCER	175,000
HELD IN TRUST FOR CHILDREN	10,000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

TRANSFER OF SHARES

7. Number of shares/amount of stock acquired	8. Percentage of issued class	9. Number of shares/amount of stock disposed	10. Percentage of issued class
		5,000	0.004%

11. Class of security	12. Price per share	13. Date of transaction	14. Date company informed
ORDINARY SHARES 50P	(NOT YET DETERMINED)	04.08.03	04.08.03

15. Total holding following this notification
16.

INTERCAPITAL PRIVATE GROUP LIMITED	1,295,171
INCAP NETHERLANDS (HOLDINGS) BV	25,109,141
MICHAEL SPENCER	175,000
HELD IN TRUST FOR CHILDREN	10,000

17. Total percentage holding of issued class following this notification

INTERCAPITAL PRIVATE GROUP LIMITED	1.13%
INCAP NETHERLANDS (HOLDINGS) BV	21.83%
MICHAEL SPENCER	0.15%
HELD IN TRUST FOR CHILDREN	0.008%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information SEE ATTACHED APPENDIX	24. Name of contact and telephone number for queries KATHRYN DICKINSON 020 7463 4389

25. Name and signature of authorised company official responsible for making this notification



KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification 4 AUGUST 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

APPENDIX

Intercapital Private Group Limited ("IGL") has arrangements in place whereby ICAP plc shares will be transferred to minority shareholders in IGL's subsidiary, Intercapital Brokerage Services Limited. These transfers are pursuant to that arrangement. The arrangement dates back to the merger between Intercapital plc and Exco plc in 1998. The balance of the entitlement now amounts to 250,400 of ICAP representing 0.22% of the outstanding shares of the company.

Because Michael Spencer owns more than one third of the shares in Intercapital Private Group Limited, he is deemed by the Companies Act, 1985 to be interested in all the shares owned by it. His economic interest in ICAP plc is not altered by this transaction.

4 August 2003